BUTTONSMITH INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Date Issued:
12/02/2021

BUTTONSMITH INC.

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

CONTENTS OF REPORT

Procyon • Financial

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the shareholders of BUTTONSMITH INC.,

31722 E. Eugene Street, Suite 9,

Carnation, WA 98014

I have audited the accompanying financial statements of BUTTONSMITH INC., which comprise the Balance Sheet as of December 31, 2020, and December 31, 2019, and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of BUTTONSMITH INC. as of December 31, 2020, and December 31, 2019, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.

12/02/2021

BUTTONSMITH INC.

BALANCE SHEET

AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	103,511	307,398
Undeposited Funds		-	29,052
Accounts receivable		2,445	-
Prepaid expenses		-	38,020
Inventories		1,151,169	173,273
Total current assets		1,257,125	547,743
Fixed assets:			
Property, plant & equipment		458,351	344,377
(less accumulated depreciation)		(229,342)	(150,487)
Total Fixed Assets		229,009	193,890
Non-current assets:			
Security deposits		3,000	3,000
Total non-current assets		3,000	3,000
Total Assets	$	**1,489,134**	**744,633**
Liabilities & Stockholders' Equity			
Current liabilities:			
Credit cards	$	28,627	56,898
Loans		17,943	373,378
Equipment Finance Agreements (EFAs) and Finance leases		74,340	62,537
Accounts Payable		28,848	31,773
Total current liabilities		149,758	524,586
Non-current Liabilities:			
Loans from shareholders		250,000	342
Accrued Interest- loans from shareholders		20,003	-
Equipment Finance Agreements (EFAs) and Finance leases, net of current portion		96,223	115,608
Economic Injury Disaster Loan (EIDL)		149,900	-
Total non-current liabilities		516,126	115,950
Total Liabilities:	$	**665,884**	**640,536**

The accompanying notes are an integral part of these financial statements.

BUTTONSMITH INC.

BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Stockholders' equity (deficit):			
Common stock, $0.0001 par value, 25,000,000 shares authorized, 1,715,800 and 1,715,800 shares issued and outstanding as of December 31, 2020, and December 31, 2019, respectively		172	172
Additional Paid-in Capital - Common stock		73,660	73,660
Additional Paid-in Capital – Stock based compensation expense		55,719	23,321
Accumulated Profits (losses)		6,944	(484,996)
Net income (loss)		686,755	491,940
Total stockholders' equity (deficit):		823,250	104,097
Total Liabilities and stockholders' equity (deficit)	$	**1,489,134**	**744,633**

The accompanying notes are an integral part of these financial statements.

BUTTONSMITH INC.

STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		2020	2019
Revenue:			
Sales	$	5,522,792	1,670,758
Total revenues		**5,522,792**	**1,670,758**
Cost of goods sold		3,318,043	923,749
Gross Profit		**2,204,749**	**747,009**
Expenses:			
Salaries, benefits & payroll taxes		638,193	536,119
Recruitment & Education		2,808	4,236
Business licenses & Permits		801	333
IT software & consumables		58,746	63,591
Insurance		9,710	6,670
Legal & Professional Services		54,826	24,630
Materials & Supplies		36,386	18,236
Repairs & Maintenance		854	-
Advertising & Marketing		504,434	9,410
Travel		8,567	6,628
Rent		99,685	95,571
Bank Charges & Fees		3,367	8,388
Interest expenses		54,588	4,993
Utilities		17,783	19,616
Depreciation		78,855	70,965
Research & Development		6,888	2,218
Dues & Subscriptions		5,857	15,638
Postage, Freight & Courier		528	2,250
Interest expenses- finance Leases		16,473	12,541
Miscellaneous expenses		387	758
Stock based compensation expense		32,398	23,321
Total Expenses		1,632,134	926,112
Income from operations (loss)		**572,615**	**(179,103)**
Other Income (Expenses):			
SBA- Paycheck protection program grant		114,140	-
Shareholder loan write-offs		-	671,043
Total Other Income (expenses)		114,140	671,043
Net income (loss) for the year		**686,755**	**491,940**

The accompanying notes are an integral part of these financial statements.

BUTTONSMITH INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	Common Stock	Amount	Retained Earnings (accumulated deficit)	Additional Paid in Capital	**Total**
Beginning Balance, December 31, 2018	1,715,800	172	(484,996)	73,660	**(411,164)**
Issuance of Common stock	-	-	-	-	-
Distributions	-	-	-	-	-
Net income (loss)	-	-	491,940	-	**491,940**
Stock based compensation expense	-	-	-	23,321	**23,321**
Ending Balance, December 31, 2019	**1,715,800**	**172**	**6,944**	**96,981**	**104,097**
Issuance of Common stock	-	-	-	-	-
Distributions	-	-	-	-	-
Net income (loss)	-	-	686,755	-	**686,755**
Stock based compensation expense	-	-	-	32,398	**32,398**
Ending Balance, December 31, 2020	**1,715,800**	**172**	**693,699**	**129,379**	**823,250**

BUTTONSMITH INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:			
Net income (loss)	$	686,755	491,940
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation expense		78,855	70,965
Stock based compensation expense		32,398	23,321
Changes in:			
Accounts Receivable		(2,445)	-
Prepaid expenses		38,020	(38,020)
Inventories		(977,896)	(52,725)
Undeposited Funds		29,052	-
Credit cards		(28,271)	(24,697)
Accounts Payable		(2,925)	273
Accrued interest- loans from shareholders		20,003	-
Net cash provided (used) by operating activities		**(126,454)**	**471,057**
Cash flow From Investing Activities:			
Acquisitions, Property plant & equipment		(113,974)	-
Net cash provided (used) by investing activities		**(113,974)**	-
Cash flow from Financing Activities			
Economic Injury Disaster Loan (EIDL)		149,900	-
EFAs, Finance leases & Loans		(113,359)	(291,788)
Net cash provided (used) by financing activities		**36,541**	**(291,788)**
Increase (decrease) in Cash		(203,887)	179,269
Cash, beginning of year		307,398	128,129
Cash, end of year	$	**103,511**	**307,398**

The accompanying notes are an integral part of these financial statements.

BUTTONSMITH INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

About the Company & its Nature of operations

BUTTONSMITH INC. ('the Company'), is a Washington Corporation organized under the Washington Business Corporation Act on May 9, 2014. The Company is a US software-driven manufacturer which produces and sells a variety of products such as lanyards, magnets, buttons, shirts, pet products, and print products. As per Management, the Company operates on a demand driven model and produces customized products adapted to consumer tastes and choices. Additionally, the Company leverages data obtained through its operations and order fulfillment procedures to scale its business.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company held no cash equivalents as of December 31, 2020, and December 31, 2019.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation and amortization are recorded using the straight-line method over estimated useful lives ranging from 3 to 5 years.

The Company owned no properties or land as of December 31, 2020, and December 31, 2019. Assets mainly consist of machinery that was acquired for manufacturing purposes. Additionally, assets contain a vehicle which was acquired with a loan in 2020 at a cost of $25,865.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to merchandise are determined on the first-in, first-out basis.

Loans from shareholders

On January 1, 2020, the Company made an agreement with a shareholder ('the lender') to obtain a $300,000 line of credit to finance its operations. This line of credit matures on December 31, 2022 and bears interest at a rate of 0.02109% per day (approximately 8.001% annually). As of December 31, 2020, the lender advanced $250,000 to the company under this agreement. Accrued interest which pertains to this agreement totaled $20,003 as of December 31, 2020.

On November 15, 2019, the lender forgave loans which were made to the company in the amount of $671,043 in principal and $130,609 in interest. The forgiven amount was recorded in 'Other Income' on the Company's income statement for the year 2019.

BUTTONSMITH INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Equipment Finance Agreements (EFAs) and Finance leases

Between 2016 and 2020, the Company entered into EFAs and finance lease agreements with various parties to finance asset acquisitions. Obligations under these agreements consist of the following:

	Balance due as of December 31, 2020 ($)	**Balance due as of December 31, 2019 ($)**
Leases with HP to acquire Computers and a workstation. The leases are payable in monthly payments of $401.52. Final payments due in 2021.	3,614	8,432
EFA and $1 Buyout Leases with Marlin Business Bank to acquire machinery. The EFA and leases are payable in monthly payments of $1,737.35 including interest. Final payment due in 2022.	23,918	38,228
EFA with Ascentium Capital to acquire machinery. The EFA is payable in monthly payments of $1,624 including interest. Final payment due in 2023.	54,573	-
EFA with Beneficial Equipment Finance Corporation to acquire machinery. The EFA is payable in monthly payments of $733.87 including interest. Final payment due in 2023.	18,705	25,306
EFA with Geneva Capital, LLC to acquire machinery. The EFA is payable in monthly payments of $205 including interest. Final payment due in 2023.	4,985	7,048
EFA with Navitas Credit Corp to acquire machinery. The EFA is payable in monthly payments of $530 including interest. Final payment due in 2022.	7,367	12,567
EFAs with Padco Financial Services to acquire various equipment and machinery. The EFAs are payable in monthly payments of $860 including interest. Final payment due in 2022.	8,817	16,896
Leases with Xerox to acquire machinery. The leases are payable in monthly payments of $363.71. Final payment due in 2021	5,455	9,818
Leases with Pacific Office to acquire machinery. The leases are payable in monthly payments of $1,425. Final payment due in 2023	43,129	59,850
Totals	**170,563**	**178,145**

According to ASC *840*, Leases, the Company applies a four-test model to determine whether a lease is a finance lease or an operating lease as summarized below:

- The lease transfers ownership of the underlying machinery and equipment to the Company.
- The lease agreement includes a bargain purchase option.
- The lease term is greater than or equal to the major part of the useful life of the leased machinery and equipment.
- The present value of the sum of the lease payments exceeds 90% or more of the fair value of the underlying machinery and equipment.

The Company recognizes a finance lease asset and a finance lease liability on the balance sheet and records a portion of the monthly payments due on each finance lease as interest expenses on the income statement.

The future minimum lease payments under the Company's finance leases and EFAs are as follows:

	($)
2021 (including interest)	90,884
2022 (including interest)	66,238
2023 (including interest)	29,550

Economic Injury Disaster Loan (EIDL)

The Company obtained an Economic Injury Disaster Loan (EIDL) from the U.S. Small Business Administration (SBA) for $150,000 on May 19, 2020. The loan bears an interest rate of 3.75% per annum.

Monthly installment payments, including principal and interest, of $731 begin 12 months from the date of the loan and the balance of principal and interest is payable 30 years from the date of the loan.

The Collateral to secure the loan includes the following property that the Company owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments,

including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest the Company grants the SBA includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

SBA- Paycheck protection program grant

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. As of April 2, 2021, the SPA PPP loan of $114,140 was fully forgiven.

COVID-19 Pandemic

The COVID-19 pandemic has negatively impacted the global economy, created significant financial market volatility and disrupted global supply chains. Moreover, several international, national, state and local governments have placed restrictions on people from gathering in groups or interacting within a certain physical distance.

To date, although there has been some indirect negative impact on the Company’s business and operations, the Company took several measures to mitigate the impact of COVID-19 pandemic on its business, for example, the Company was whitelisted by Amazon.com Inc. to sell face masks.

Notwithstanding the foregoing, the Company cannot precisely predict the impact that the COVID-19 pandemic will have in the future due to numerous uncertainties, including the severity, duration

and resurgences of the disease and new variants, actions that may be taken by governmental authorities, the impact to the business of potential variations or disruptions in the supply chain.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

Cost of Goods sold

This account consists mainly of those expenses that are incurred to fulfill dues that correspond to each item that is sold and generally to expenses that relate to sales such as the cost of materials, supplies, fulfillment and taxes that specifically relate to sales.

Accounts Receivable, net

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. Based on the Company's historical experience, no allowance for bad debts account was created as the Company's receivables as of December 31, 2019, and December 31, 2020, have been received in full.

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company's products.

Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to Business & Occupation tax in Washington state.

Operating Leases

As of December 31, 2020, the Company leased its space under leases which expire in February 2022. Rent expense is recognized on the straight-line basis over the life of the lease. The future minimum rental payments under the agreement are as follows:

	($)
2021	60,748
2022	10,124

As of the date of the report, the Company had entered into negotiations for new lease agreements with various parties.

Recently issued accounting pronouncements

In *February 2016,* the FASB issued ASU *2016-02,* Leases ("ASU *2016-02"*), which is codified in ASC *842,* Leases ("ASC *842"*) and supersedes current lease guidance in ASC *840,* Leases. ASC *842* requires a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC *842* expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. In *July 2018,* the FASB issued ASU *2018-11,* Leases ASC *842:* Targeted Improvements, which allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The new standard is effective for emerging growth companies that have elected to use private company adoption dates for fiscal years beginning after *December 15, 2021,* and interim periods within fiscal years beginning after *December 15, 2022*. The Company plans to adopt the new standard effective for the year ending *December 31, 2022*. The Company is currently evaluating the impact of the pending adoption of the new standard on the financial statements.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock and Preferred Stock. The total number of shares of Common Stock authorized to be issued is twenty-five million (25,000,000) shares at a par value of $0.0001 per share. The total number of shares of Preferred stock authorized to be issued is five million (5,000,000) shares at a par value of $0.0001 per share.

Common Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Common Stock issued and outstanding was 1,715,800 and 1,715,800, respectively.

Preferred Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Preferred Stock issued and outstanding was nil and nil shares, respectively.

Equity Incentive plans

The Company's Board of Directors adopted an Equity Incentive Plan in 2016, to attract, incentivize and retain Employees, Outside Directors and Consultants through the grant of Awards. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options) and only Employees are eligible for the grant of ISOs. The plan is effective for a term of 10 years from the date of its adoption. The maximum aggregate number of shares that may be issued under the plan is 1,000,000 shares of common stock.

To the extent that the aggregate Fair Market Value of Shares with respect to which options designated as incentive stock options are exercisable for the first time by any Optionee during any

calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess options will be treated as non-statutory stock options.

The term of each option cannot be no more than 10 years from the date of grant or such shorter term as may be provided in the Option Agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a Ten Percent Holder, the term of the Option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

The exercise price of each option is determined as follows:

- In the case of an Incentive Stock Option: The Exercise Price cannot be less than 100% of the Fair Market Value of a Share on the Date of Grant. If the option was granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price can be no less than 110% of the Fair Market Value on the date of grant.

- In the case of a Non-statutory Stock Option: The Exercise Price is determined by the Administrator, provided that, if the per Share exercise price is less than 100% of the Fair Market Value on the date of grant, it shall otherwise comply with all Applicable Laws, including Section 409A of the Code.

As of December 31, 2020, and December 31, 2019, the total number of non-statutory stock Options granted under this plan was 403,032 and 403,032 respectively at an exercise price of $0.09 per share. 99% of these options were issued between 2016 and 2018, the Company made a 409A valuation on November 16, 2018, and it was determined that the fair market value of the Company's Common stock was $0.09 as of the date of the report.

As of December 31, 2020, and December 31, 2019, the total number of vested non-statutory stock Options was 359,981 and 259,118, respectively.

As of December 31, 2020, and December 31, 2019, the total number of Incentive Stock Options granted under this plan was nil and nil, respectively.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Related party transactions

On January 1, 2020, the Company made an agreement with a shareholder ('the lender') to obtain a $300,000 line of credit to finance its operations. This line of credit matures on December 31, 2022 and bears interest at a rate of 0.02109% per day (approximately 8.001% annually). As of December 31, 2020, the lender advanced $250,000 to the company under this agreement. Accrued interest which pertains to this agreement totaled $20,003 as of December 31, 2020.

On November 15, 2019, the lender forgave loans which were made to the company in the amount of $671,043 in principal and $130,609 in interest. The forgiven amount was recorded in 'Other Income' on the Company's income statement for the year 2019.

BUTTONSMITH INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

On October 12, 2021, the U.S Small Business administration (SBA) authorized a modification to the Economic Injury Disaster loan (EIDL) that the Company obtained in 2020 in which the SBA extended a $2,000,000 loan with a 30-year maturity date from the date of the original loan. The loan bears an interest rate of 3.75% per annum with monthly installment payments, including principal and interest, of $9,834 beginning 24 months from the date of the loan.

The Company evaluated subsequent events through May 1, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.

Additional notes

The Company has one issued patent, and another filed but not yet issued or rejected (concerning dog leashes). Moreover, as per Management, the Company owns trademarks for Buttonsmith, Henry the Buttonsmith, Tinker Reel, Tinker Top, and PixelFab. Additionally, the Company developed proprietary software for processing e-commerce orders, creating e-commerce listings, generating virtual photography, and managing manufacturing equipment and processes.
Also, as per Management, the Company keeps record of customer information and the products ordered.